Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: April 2, 2002

FOR IMMEDIATE RELEASE

CONTACT: Judianne Atencio Communications Director EchoStar Communications Corp. 303/723-2010 e-mail: judianne.atencio@echostar.com	Marc Lumpkin Communications Manager EchoStar Communications Corp. 303/723-2020 e-mail: marc.lumpkin@echostar.com

   ECHOSTAR ASKS U.S. SUPREME COURT TO PROTECT RIGHTS
   OF ALL AMERICANS TO CHOOSE THEIR NETWORK CHANNELS

Littleton, Colo., April 2, 2002 – EchoStar Communications Corporation (NASDAQ: DISH), through renowned constitutional scholar Laurence Tribe, this week asked the United States Supreme Court to protect the fundamental free speech right of all Americans to choose the television programming they want to watch. Current law provides that consumers can only have access to their local network channels, and prohibits Americans from watching local news and information originating from other areas of the country. EchoStar believes this law violates the First Amendment to the United States Constitution. In its filing, EchoStar asks the Supreme Court to overturn a September 2001 ruling by the Court of Appeals for the Eleventh Circuit which upheld the constitutionality of the statute at issue. EchoStar believes that Americans have the right, under the First Amendment, to watch satellite television programming of their own choosing in the same way that Americans have the right to choose the books or newspapers they read or the movies they watch.

Today, consumers living outside of New York are permitted to subscribe to their local newspaper as well as the N.Y. Times, Washington Post or other newspapers across the country, yet those same consumers are denied access to New York television news. The technology necessary to make those channels available outside of the New York television market exists today, but EchoStar is prohibited by law from making that news and information available outside of New York. Even Congressional members are today prevented by this antiquated law from monitoring TV news coverage from their home states while working in their offices in Washington, D.C.

Satellite TV technology can provide local TV channels to consumers across the entire United States, rather than the limited reach broadcast channels have today. EchoStar has already committed, following approval of its pending merger with Hughes Electronics Corp., to offer local TV channels in all 210 television markets in the United States, including Alaska and Hawaii. By combining this plan with the ability to offer distant network TV stations, consumers would have greater choice in what news and information they receive.

EchoStar’s First Amendment challenge arises out of a 1998 lawsuit that TV networks filed demanding that the federal district court in Miami prohibit EchoStar from providing ABC, NBC, CBS and FOX programming to consumers unless the programming originates from the network affiliate located nearest to the consumer’s home. The networks contend that if a consumer is predicted to receive a signal from their local network TV station using a massive roof-top antenna, then the consumer should not have the option of obtaining programming from the same network which originates in any other city, even when the distant network content is different from the local programming and may be preferred by the consumer. While every consumer in America has the right to purchase and read a newspaper printed outside the consumer’s hometown, consumers are being prevented by an antiquated law from watching local TV news from other cities via satellite television.

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as fully MPEG-2/DVB compliant hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, visit www.dishnetwork.com.

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In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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The letter set forth below was sent to broadcasters in the U.S. who are not currently carried on DISH Network.

March 31, 2002

Dear [Last Name]:

          On February 26, EchoStar Communications Corporation, parent of DISH Network, and Hughes Electronics Corporation, parent of DIRECTV, made an historic announcement. The two companies committed that if the merger of our companies is approved by the regulatory authorities, the combined company will deliver via satellite local TV stations in all 210 U.S. television markets.

          Our commitment was enthusiastically received by broadcasters for good reason - without the merger, stations in smaller markets will not be distributed by satellite. Neither EchoStar nor DIRECTV alone have sufficient satellite capacity to offer local TV channels in all markets. Our “210 Carriage Commitment” will provide tremendous benefits to you. It translates into more viewers for your programming.

          The National Association of Broadcasters (NAB) has aggressively opposed our merger. They have sent letters to broadcasters and others claiming EchoStar’s desire to protect its first amendment rights - by asking the U.S. Supreme Court to review the First Amendment implications of must carry regulations - somehow undercuts our 210 Carriage Commitment. Contrary to the NAB’s assertions, our First Amendment-based appeal on must carry does not diminish in any way our steadfast commitment to deliver local TV service to all 210 U.S. television markets after approval of the merger. Plus, with the additional satellite capacity, all channels in each market would be available using a single dish.

          Our position on must carry has been consistent since day one. The government should not choose what type of programming consumers can or cannot watch. We defended this principle when we asked the U.S. Supreme Court to review the constitutionality of must carry, and again last week when we asked the U.S. Supreme Court to review the constitutionality of the severe limitations on distant network channel distribution. We also believe that regardless of the outcome of these cases, it is important that satellite TV customers have the opportunity to receive their local news, weather, and sports from their local broadcasters. Our customers want this programming, and it makes good business sense for us to carry it since it greatly enhances our ability to compete with cable companies for subscribers.

          We believe the continued misinformation and rhetoric from the NAB on this issue is a disservice to you. It threatens what is likely the only path in the foreseeable future to satellite carriage of local TV channels in all markets, big or small. Certainly others with the best of intentions, including Local TV on Satellite - which was founded by broadcasters - have tried and failed.

          Let us reassure you. If must carry is upheld, we will continue to comply with the law, without question. If must carry is overturned, the merged EchoStar still intends to carry all local channels with meaningful local content in all 210 U.S. television markets.

          To further demonstrate our commitment, we invite you to meet with EchoStar representatives April 8-10 during the upcoming NAB convention in Las Vegas. We are prepared to immediately finalize and sign a carriage agreement with your station. Please contact EchoStar at (303) 723-1026 to schedule an appointment during NAB or following the convention.

          We appreciate this opportunity to set the record straight, and we look forward to working with you to deliver your local TV station, with crystal clear digital quality, to households throughout your market. We invite you to be part of the future.

Sincerely, /s/ Charles W. Ergen Charles W. Ergen Chairman and CEO Echostar Communications Corporation

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In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.